Exhibit 3

RESOLVED, that Sections 104 and 105 of the THC’s Articles of Association are hereby amended and restated to read as follows:

104.	The Company may by resolution of directors appoint officers of the Company at such times as shall be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, an Honorary Chairman of the Board, a Vice-Chairman of the Board of Directors, a Chief Executive Officer, a President, and one or more Vice-Presidents, Secretaries and Treasurers and such other officers as may from time to time be deemed desirable. Any number of offices may be held by the same person.

105.	The officers shall perform such duties as shall be prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by resolution of directors or resolution of members, but in the absence of any specific allocation of duties, it shall be the responsibility of the Chairman of the Board of Directors to preside at meetings of directors and members, the Vice-Chairman to act in the absence of the Chairman, the Chief Executive Officer, as required by the needs of the business, to have general supervision and control with respect to the affairs of the Company, the President to have such duties as may be assigned by the Board or the Chief Executive Officer, the Vice-Presidents to perform such duties as may be assigned by the Board, the Chief Executive Officer or the President, the Secretaries to maintain the share register, minute books and records (other than financial records) of the Company, and the Treasurer to be responsible for the financial affairs of the Company.